Exhibit 4.2

(TRANSLATION)

BOOK NUMBER
INSTRUMENT NUMBER
IN MEXICO, FEDERAL DISTRICT, on June 26, 2003, ARMANDO GALVEZ PEREZ ARAGON, Esq., Notary Public Number One Hundred and Three of the Federal District, hereby certifies:

     "UNILATERAL STATEMENT OF WILL that is hereby granted by "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA, as TRUSTEE of the Trust Number "899-8" (hereinafter referred to as "ORIGINAL TRUSTEE" or "NAFIN"), represented by its General Trust Delegate SANDRA AGUIRRE TORRES and "GE CAPITAL BANK", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION
FIDUCIARIA, as the TRUSTEE (hereinafter referred to as "SUBSTITUTE TRUSTEE" or "GE CAPITAL"), in the Neutral Investment Trust Number "466" before named Trust Number "899-8" (hereinafter referred to as "TRUST RC", represented by its TRUST DELEGATES Messrs. AURELIO SERGIO TORRES RODRIGUEZ and RAMON GALVAN GUTIERREZ, in order to amend the issuing minutes of the NON-AMORTIZABLE COMMON SHARE CERTIFICATES "RCENTRO "A" CPO'S" and with the presence of the "NATIONAL BANKING AND SECURITIES COMMISSION", represented by JOSE ANTONIO BAHENA MORALES, Esq., in his position as General Director of Authorization, with the participation of "BANCO INTERNACIONAL", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BITAL, DIRECCION FIDUCIARIA, in its position as COMMON REPRESENTATIVE represented by Messrs. REBECA ISELA TREJO SANCHEZ ESQ. and RAUL LEON MELESIO, ESQ., (hereinafter referred to as "COMMON REPRESENTATIVE"), and "GRUPO RADIO CENTRO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, represented by Mr. ALVARO FERNANDO FAJARDO DE LA MORA (hereinafter referred to as "RADIO CENTRO"), pursuant to the following whereas, representations and clauses:

                                "W H E R E A S"

     "FIRST.- THE TRUST."

     On May 24, 1993, the Irrevocable Trust Agreement No. "899-8" was executed, with "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA acting as Trustee, and was amended through an amendment agreement dated July 24, 1996.


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     "SECOND.- ISSUANCE OF PARTICIPATION CERTIFICATES."

     On June 30, 1993, the National Banking and Securities Commission (formerly the National Banking Commission), issued the official communication "601-VI-ESC-22560" whereby said Commission granted its approval, in accordance with article two hundred twenty-eight "o" of the General Law of Negotiable Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito"), to carry out the issuance, and through a unilateral declaration of will "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO granted approval of the Issuance of the Non-amortizable Common Share Certificates "FIRST ISSUANCE" designated "RCENTRO "A" CPO'S." Said Issuance was recorded as deed number 76,210, dated June 29, 1993, and executed before Jose Angel Villalobos Magana, Esq., Notary Public No. 9 of the Federal District, whose first testimony was registered in the Public Registry of Commerce of the Federal District, under Mercantile Folio number 81,341.

     "THIRD.- AMENDMENT TO THE ISSUING MINUTES."

     On July 26, 1996, the National Banking and Securities Commission issued the official communication "DGDAC-627-4355" whereby said Commission granted its approval, in accordance with article two hundred twenty eight "o" of the General Law of Negotiable Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito"), to carry out the amendment to the issuance, and through a unilateral declaration of will, "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO granted approval of the amendment to the Issuing Minutes of the Non-amortizable Common Share Certificates designated "RCENTRO "A" CPO'S". Said Issuance was recorded as deed No. 84,920, dated July 25, 1996, and executed before Jose Angel Villalobos Magana, Esq., Notary Public No. 9 of the Federal District, whose first testimony was registered in the Public Registry of Commerce of the Federal District, under Mercantile Folio number 81,341.

     "FOURTH.- SECOND ISSUANCE OF PARTICIPATION CERTIFICATES."

     On July 26, 1996, the National Banking and Securities Commission issued the official communication "DGDAC-584-4354", whereby said Commission granted its approval in accordance with article two hundred twenty eight "o" of the General Law of Negotiable Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito"), to carry out the issuance and, through a unilateral declaration of will, "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO granted approval of the Second Issuance of the Non-amortizable Common Share Certificates designated "RCENTRO "A" CPO'S SECOND ISSUANCE." Said Issuance was recorded as deed No. 84,909, dated July 24, 1996, and executed before Jose Angel Villalobos Magana, Esq., Notary Public No. 9 of the Federal District, whose first testimony was registered in the Public Registry of Commerce of the Federal District, under Mercantile Folio number 81,341.


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     "FIFTH.- GENERAL MEETING MINUTES OF THE CPO'S HOLDERS."

     By means of deed No. 97,786, dated May 29, 2003, executed before me, containing the formalization of the General Meeting Minutes of the Holders of the Non-amortizable Common Share Certificates "RCENTRO "A" CPO'S", (in second call) dated May 19, 2003, whereby it was resolved among other matters the substitution of the Trustee "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUTCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA by "GE CAPITAL BANK", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA in the Trust Number "899-8", as well as to extend the duration of said trust, the exchange of the certificates of ordinary participation and amendment and restatement of the Issuing Minutes of the Non-amortizable Common Share Certificates "RCENTRO "A" CPO'S".

     "SIXTH.- TRUST TECHNICAL COMMITTEE MINUTES"

     On June 4, 2003, the Technical Committee of the Trust No. "899-8", resolved to authorize the substitution of the Trustee "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA by "GE CAPITAL BANK", SOCIEDAD ANONIMA INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA, and to extend the effective term of the amendment to the above mentioned trust and the exchange diagram certificates of ordinary participation, as well as the integration of the Issuing Minutes of the Non-amortizable Common Share Certificates "RCENTRO "A" CPO'S". The above mentioned minutes are included in the appendix of this deed and indicated by the letter "A", of which another copy will be included in the testimonies of this deed that will be issued.

     "SEVETH.- OFFICIAL COMMUNICATION OF THE FOREIGN INVESTMENT BUREAU"

     By means of official communication No. "315.03 3065", dated May 29, 2003, issued by the Ministry of Economy through the Foreign Investment Bureau, the extension of the effective term of the trust as well as the amendment to the same were approved. Said official communication is included in the appendix of this deed and indicated by the letter "B", of which another copy will be included in the testimonies of this deed that will be issued.

     EIGHT.- AMMENDMENT AGREEMENT TO THE TRUST NUMBER "899-8"

     The trust mentioned in the first precedent had a second amendment dated June 27, 2003, in which "GE CAPITAL BANK", SOCIEDAD ANONIMA INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA, substituted "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIVISION FIDUCIARIA, as trustee in the Neutral Investment Trust number "466", in which patrimony had in trust as of this date 181,849,854 (ONE HUNDRED AND EIGHTY-ONE MILLION EIGHT HUNDRED AND FORTY-NINE THOUSAND EIGHT HUNDRED AND FIFTY-FOUR) shares of Series "A", Class "I" of the fixed capital, ordinary, without par value, representative of 73.5% of the capital stock of "GRUPO RADIO CENTRO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE. Said shares are currently deposited in the "S.D. INDEVAL", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, INSTITUCION PARA EL DEPOSITO DE VALORES. A copy of the last amendment agreement is included in the appendix of this deed and indicated by the letter "C", of which another copy will be included in the testimonies of this deed that will be issued.


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     "NINTH.- WRITS ADDRESSED TO THE NATIONAL BANKING AND SECURITIES COMMISSION"

     By writs dated April 9, and May 21, 2003, "NACIONAL FINANCIERA" SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA, "GE CAPITAL BANK", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA, and "GRUPO RADIO CENTRO" SOCIEDAD ANONIMA DE CAPITAL VARIABLE, requested of the "NATIONAL BANKING AND SECURITIES COMMISSION" the approval to amend the issuing minutes of the Non-amortizable Common Share Certificates "RCENTRO "A" CPO'S".

     "TENTH.- OFFICIAL COMMUNICATION OF THE NATIONAL BANKING AND SECURITIES COMMISSION".

     The official communication number "DGA [__________________]" was obtained on June 26, 2003, whereby the requested amendments were authorized. Said official communication is included in the appendix of this deed and indicated by the letter "D", of which another copy will be included in the testimonies of this deed that will be issued.

                         "R E P R E S E N T A T I O N S"


     The parties state through their representatives, in an express manner and under oath:

     That they appear to the execution of this instrument in order to express their consent with the amendment to the Issuing Minutes of the NON-AMORTIZABLE COMMON SHARE CERTIFICATES "RCENTRO "A" CPO'S", in the terms of the Holders Meeting referred to in the FIFTH Precedent above.

     "RADIO CENTRO" expresses that:

     The shares representing one hundred percent of the capital stock of "RADIO CENTRO" and the totality of the "RCENTRO "A" CPO'S" are duly registered in the Securities Section of the National Securities Registry along with the authorizations to be traded on the stock exchange and to be subject of institutional investment pursuant to the corresponding authorization issued by the National Banking and Securities Commission.

     NOW THEREFORE, the parties hereto grant the following:




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                                 "C L A U S E S"

FIRST CLAUSE.- The parties express their consent to amend and, in consequence, hereby amend the issuing minutes that have been referred to in the SECOND and FOURTH precedents of this deed, in order to certify that as of June 26, 2003, "NAFIN" was substituted as Original Trustee of the "TRUST 899-8" by "GE CAPITAL", as Substitute Trustee to perform the duties of Issuer Trustee of the "RCENTRO "A" CPO'S". In view of the above, when reference is made with respect to "NACIONAL FINANCIERA", SOCIEDAD NACIONAL DE CREDITO, INSTITUCION DE BANCA DE DESARROLLO, DIRECCION FIDUCIARIA, it shall be understood that it refers to "GE CAPITAL BANK", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GE CAPITAL GRUPO FINANCIERO, DIVISION FIDUCIARIA".

SECOND CLAUSE.- "According to the resolutions of the General Meeting of the "RCENTRO "A" CPO'S" Holders, of the Technical Committee of the "TRUST RC" and with the consent and presence of "RADIO CENTRO" and "BANCO INTERNACIONAL", SOCIEDAD ANONIMA, INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO BITAL, in its position as common representative of the "RCENTRO "a" CPO'S" HOLDERS, "GE CAPITAL" grants by unilateral statement of will the amendment to the issuing minutes of the "RCENTRO "A" CPO'S", referred to in the SECOND, THIRD and FOURTH precedents of this deed, for which it is necessary to amend the issuing minutes in the terms mentioned below and likewise, it is also certified that it both issuances are restated into single issuing minutes, to remain in the following manner:


     " "FIRST".- ISSUANCE.- GE Capital, by unilateral statement of will and to comply with the purposes of the TRUST RC, issues 181,849,854 (ONE HUNDRED AND EIGHTY-ONE MILLION EIGHT HUNDRED AND FORTY-NINE THOUSAND EIGHT HUNDRED AND FIFTY-FOUR) Non-Amortizable Common Share Certificates, nominative, named "RCENTRO "A" CPO'S" ("CPO'S RC") (the "CERTIFICATES"), from which: (1) 65,175,429 (SIXTY-FIVE MILLION ONE HUNDRED AND SEVENTY-FIVE THOUSAND FOUR HUNDRED AND TWENTY-NINE), with a par value of $1.86 (ONE PESO AND EIGHTY-SIX CENTS), MEXICAN CURRENCY for each certificate and with a total par value of the issuance of $121,226,297.24 (ONE HUNDRED AND TWENTY-ONE MILLION TWO HUNDRED WITH TWENTY-SIX THOUSAND TWO HUNDRED AND NINETY-SEVEN PESOS and TWENTY-FOUR CENTS, MEXICAN CURRENCY), corresponding to the first issuance of "CPO'S RC", pursuant to the opinion of "NACIONAL FINANCIERA" dated May 26, 1993 and (2) 116,674,725.00 (ONE HUNDRED AND SIXTEEN MILLION, SIX HUNDRED AND SEVENTY-FOUR THOUSAND SEVEN HUNDRED AND TWENTY-FIVE), with a par value of $1.80 (ONE PESO AND EIGHTY CENTS, MEXICAN CURRENCY) for each certificate and with a total par value for the issuance of $210,013,965.00 (TWO HUNDRED AND TEN MILLION AND THIRTEEN THOUSAND NINE HUNDRED AND SIXTY-FIVE THOUSAND, MEXICAN CURRENCY), corresponding to the second issuance of "CPO'S RC", pursuant to the report of "NACIONAL FINANCIERA" dated July 23, 1996, exclusively for the effects of articles 228 "l", 228 "m", item V and article 228 "n" item V of the General Law of Negotible Instruments and Credit Operations ("Ley General de Titulos y Operaciones de Credito") (hereinafter "LGTOC").


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     A.- GE Capital may increase the number of "CERTIFICATES" issued and covered by this act in order to acknowledge the yield produced by the "CERTIFICATES" in terms of section a) of article 228 (a) of the LGTOC, when said yield is a consequence of an increase in the number of shares of "RADIO CENTRO" in the patrimony of the "TRUST RC" basis for this issuance and that the increase in turn is generated in the following cases:

a) Capital stock increases of "RADIO CENTRO" by capitalization of dividends, or payment of the latter with shares of the "RADIO CENTRO" treasury.
b) Capital stock increases of "RADIO CENTRO" subscribed or paid by "GE CAPITAL" by instructions of one or more holders of CERTIFICATES and in exercise of the preferential right mentioned in article 132 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles").

     In the cases mentioned in the foregoing sections:

     1.- "NACIONAL FINANCIERA" or any other credit institution or rating agency, pursuant to articles 228 (h) of the "LGTOC" and 14 Bis 9 of the Securities Market Law, provided that the new participation certificates are susceptible to be registered in the Securities or Special Section of the National Securities Registry of the National Banking and Securities Commission, will issue and a report on the new shares which can be incorporated in the common fund of the issuance.
     2.- "GE CAPITAL" shall, on the basis of said opinion, request the authorization from the National Banking and Securities Commission.
     3.- "GE CAPITAL" shall, with the presence of the National Banking and Securities Commission and of the "COMMON REPRESENTATIVE", by a unilateral statement of will executed before a Public Notary, amend the issuance minutes in this first clause exclusively, in order to record the new number of "CERTIFICATES" issued, thus considering the increase produced as a consequence of the occurrence of the case in question, from the two aforementioned.
     4.- "GE CAPITAL" shall substitute the sole certificate referred to in the Fifth clause, for a new one reflecting the number of "CERTIFICATES" issued. The prior certificate will be cancelled and the new certificate will be deposited in "S.D. Indeval", Sociedad Anonima de Capital Variable, Institucion para el Deposito de Valores (hereinafter identified as "INDEVAL") in accordance with said clause.
     5.- The "CERTIFICATES" issued will invariably represent one share each.

     B.- With respect to the increase of shares by virtue of the multiplication of shares by fragmentation of the same ("split"), "GE CAPITAL" will exchange the sole certificate previously deposited in INDEVAL for a new one, recording the corresponding number of "CERTIFICATES" pursuant to the multiplication of shares. To record the new number of "CERTIFICATES", the one previously issued will be multiplied by the same multiple used for the shares, and notice to the National Banking and Securities Commission must be given.

     The common fund of this issuance is constituted with the 181,849,854 common shares, Series "A", Class I, representative of the fixed portion of the capital stock of "RADIO CENTRO".


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

     GE Capital is not obligated to pay to the holders the nominal value of the "CERTIFICATES" in terms of article 228 "k" of the LGTOC.

     "SECOND".- CERTIFICATE PLACEMENT.- The CERTIFICATES have been registered in the Securities and Special Section of the National Securities Registry of the National Banking and Securities Commission.

     As of June 30, 2003, the "CERTIFICATES" are destinated to be exclusively acquired by Mexican companies with a foreigner admission clause, in the terms of the Sixth clause of the "TRUST RC".

     For the placement and circulation of the "CERTIFICATES", the following shall be taken into consideration:

a) For every share held in trust in the "TRUST RC", "GE CAPITAL" will place in circulation a "CERTIFICATE", up to the total sum set forth in the first paragraph of this clause.

b) For no reason may "GE CAPITAL" place in circulation a greater number of "CERTIFICATES" than the number of shares of "RADIO CENTRO" that are held in the "TRUST RC", and that have become part of the common fund of this issuance.

     The difference between the "CERTIFICATES" that are released as a result of being in the patrimony of the trust the corresponding shares and the totality of the "CERTIFICATES" issued by "GE CAPITAL" will remain in the safe keeping of "GE CAPITAL" until the same are not released; "RADIO CENTRO" and "GE CAPITAL" shall take the necessary measures in due time, as required by the market, when the amount of "CERTIFICATES" issued must be increased by means of new issuances in order that at all times it is possible to cover all the positions of the holders of the "CERTIFICATES" for the variations in the capital of "RADIO CENTRO". In any case, the maximum number of "CERTIFICATES" that may be issued, prior to approval by the National Banking and Securities Commission, shall be equal to 73.5% of the capital stock of "RADIO CENTRO".

     "THIRD".- PLACEMENT PRICE.- The "CERTIFICATES" shall be placed originally at the price agreed by "RADIO CENTRO" and the placing agents and "GE CAPITAL" will be notified of such price when it is known, and that in no case shall it be lower than the nominal value of the "CERTIFICATES".

     "FOURTH".- CHARACTERISTICS OF THE CERTIFICATES.- The "CERTIFICATES" shall have the following characteristics:

     A) They shall contain the mention of being non-amortizable common share certificates, as well as the name of "RCENTRO CPO'S."

     B)   They shall be nominatives.


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     C)   They shall be non-amortizable and with an effective term equal to the one contained in clause Nine of the Trust RC.

     D) For purposes of article 228 "l" and of fraction V of article 228 "n" of the "LGTOC", they shall mention their par value, and this shall be equivalent to the book value of the shares held in trust of "RADIO CENTRO", as per financial statements of this Company as of March 31, 1993, for the first issuance and as of December 31, 1995 for the second issuance, issued by the firm Hernandez Marron y Cia., Sociedad Civil.

     "GE CAPITAL" is not obligated to pay its holders the nominal value of the "CERTIFICATES" in terms of article 228 (k) of the "LGTOC".

     E)   They shall not have a guaranteed minimum yield, and

     F)   They shall satisfy the other requirements and mentions referred to in
          Article 228 (n) of the "LGTOC".

     "FIFTH".- CERTIFICATE TITLES. The "CERTIFICATES" shall be covered by a sole certificate containing a statement that it be deposited in INDEVAL, in accordance with the provisions in article 74 of the Securities Market Law ("Ley del Mercado de Valores") and therefore, the holders of the "CERTIFICATES" shall evidence their rights according to what is ordered in the second paragraph of the same article 74 and in article 78 of the same Law.

     "GE CAPITAL" will coordinate with "INDEVAL" the opening of deposit accounts to register the operations to be realized with the "CERTIFICATES".

     "SIXTH".- EXCHANGE OF THE CERTIFICATES. In accordance with section "5.4" of the Fifth clause of the "TRUST RC" on June 29, 2003, at the latest, "GE CAPITAL", with the participation of the "COMMON REPRESENTATIVE", will withdraw the "CPO'S RC" owned by Mexican individuals or Mexican corporations whose by-laws contain the foreigner exclusion clause and will deliver to said persons the corresponding shares held in trust. The exchange of "CPO'S RC" and the delivery of the corresponding shares held in trust shall be carried out through "INDEVAL", in the understanding that as of that date the shares held in trust corresponding to those persons who have not exchanged their CPO'S RC will remain to their disposition at "INDEVAL". "GE CAPITAL" will proceed in due time to the cancellation of the "CPO'S RC", once the corresponding exchange has been performed.

     "SEVENTH".- HOLDERS' RIGHTS AND OBLIGATIONS.- The issued "CERTIFICATES" represent for their holders the right to a pro-rata share of the net dividends paid of shares held in trust that are integrated into the common fund of this issuance, on the dates that "RADIO CENTRO" declares and/or pays dividends to its shareholders.

     Until June 29, 2003, Mexican and foreign individuals or corporations who hold or acquire the "CPO'S RC" shall be acknowledged as holders of "CPO'S RC". As of June 30, 2003, only foreigners or Mexican corporations that do not have the foreigner exclusion clause shall be acknowledged as holders of "CPO'S RC".


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     Foreign individuals or corporations, foreign entities without legal status,
Mexican companies in which foreign capital participates as a majority and persons with "inmigrado" status or permanent resident aliens linked with foreign economic decision-making centers, due to the simple fact of the subscription and holding of the "CERTIFICATES", shall be considered to be in agreement with the Mexican Government, through the Ministry of Foreign Affairs ("Secretaria de Relaciones Exteriores") that said holder of the "CERTIFICATES" are Mexican nationals with respect to such "CERTIFICATES", of which they are the legitimate holders and agree, due to the simple fact of their subscription and holding, not to invoke their governments' protection under the penalty, otherwise, of losing the title to the "CERTIFICATES" to the benefit of the Mexican Nation.

     "EIGHTH".- "GE CAPITAL" shall instruct "INDEVAL" so that it enforces the patrimony rights corresponding to the shares forming part of the common fund of this issuance, thus paying installments directly to the accounts of the "CERTIFICATES" holders regarding the sum of the yields, when they have been declared and paid in cash by "RADIO CENTRO".

     In the case that "RADIO CENTRO's" shareholders meeting declare a dividend payable in share, the corresponding rights shall be enforced by "INDEVAL" at the expense and on behalf of "GE CAPITAL", which shall incorporate these shares to the common fund of this issuance and will release the same number of "CERTIFICATES" on behalf of the holders of said "CERTIFICATES" in the proportion corresponding to their holding.

     In the event that there is an increase in the capital stock of "RADIO CENTRO" by means of cash contributions, "GE CAPITAL" will offer to the holders of the "CERTIFICATES" the right to carry out contributions to the "TRUST RC", to be destined so that "GE CAPITAL" subscribes proportionally and pay the corresponding shares.

     "GE CAPITAL" will carry out the aforementioned offer to the "CERTIFICATES" holders by means of a notice to be inserted in the "Stock Exchange Bulletin" ("Boletin Bursatil") published by the Mexican Stock Exchange, S.A. de C.V. ("Bolsa Mexicana de Valores, Sociedad Anonima de Capital Variable"), as well as a written notice that "GE CAPITAL" shall address to the stock exchange intermediaries that "INDEVAL" informs as having a position of "CERTIFICATES".

     In the case of "CERTIFICATES" holders with residence abroad or that have acquired the "CERTIFICATES" abroad or that have acquired another representative certificate (for example, American Depositary Shares, American Depositary Receipts, and so forth), neither "GE CAPITAL" or "RADIO CENTRO", nor the "COMMON REPRESENTATIVE", will be obligated to register or in any other manner process the offer abroad in the foreseen event.

     In the event that the holders of the "CERTIFICATES" supply "GE CAPITAL" with the necessary resources so that it can carry out the subscription and payment of the corresponding shares of "RADIO CENTRO", once the shares are held for the purposes that are contemplated in the "TRUST RC", "GE CAPITAL" will issue or release an equal number of "CERTIFICATES", which will be delivered to the holders of the respective "CERTIFICATES", in the proportion to their contributions.


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     "GE CAPITAL" shall require of the holders of the "CERTIFICATES", for the effect of this clause, a written certification with respect to their eligibility to participate in said offer.

     According to the use of the market and if so required, "RADIO CENTRO" shall be the one who assumes the expenses for registration, bid or other proceeding with respect to the certificates offered in Mexico, by virtue of preference rights or other corporate rights of its shareholders.

     When the patrimonial rights involve an option right, as in the case of subscription, it shall be exercised by "GE CAPITAL" through "INDEVAL", with the limitations set forth by section "5.2.3" of the Fifth clause of the "TRUST RC", for this, it shall be authorized, so that at its expense, it receives the funds for the subscription by the "CERTIFICATES" holders. The shares produced by the subscription exercised by "INDEVAL" in these terms shall be integrated to "GE CAPITAL" for their incorporation into the patrimony of the "TRUST RC" and for the release of the same amount of "CERTIFICATES" on behalf of the "CERTIFICATES" holders, according to the amounts that each of them have delivered for such purpose, after the prior corresponding issuance.

     "NINTH".- CORPORATE RIGHTS. "GE CAPITAL" will exercise the corporate rights of the shares held in trust in the terms foreseen in sections "5.1" and "5.1.2" of the Fifth clause of the "TRUST RC" voting, as the case may be, in the same manner as the majority of the shares of "RADIO CENTRO" capital stock, which are not part of the shares held in trust, are voted. At no time the holders of the "CERTIFICATES" will have the corporate rights conferred by the shares held in trust.

     "TENTH".- MEETINGS.- The general meetings of "CERTIFICATES" holders will be held pursuant article 228 "s" and articles 218, 219, 220 and 221 of the "LGTOC".

     The holder of a "CERTIFICATE" who holds an interest contrary to "GE CAPITAL" or to the other holders, a certain transaction at his own expense or that of a third party, shall abstain from any deliberation and voting regarding to the corresponding transaction.

     The convocations of the general meetings of the "CERTIFICATES" holders shall be held pursuant the provisions in article 218 of the "LGTOC" and article 228 (s) of that law. The "COMMON REPRESENTATIVE" shall notify "GE CAPITAL" of the convocation, as well as give any other notice provided to the institutions that keep the "CERTIFICATES" deposited in "INDEVAL".

     "ELEVENTH".- "INDEVAL's" FEES.- "INDEVAL's" professional fees for the administration and custody of the "CERTIFICATES" deposited in said institution shall be paid by "RADIO CENTRO".


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     "TWELFTH".- ACCEPTANCE OF THE "COMMON REPRESENTATIVE". The "COMMON
REPRESENTATIVE" accepts the position conferred upon him as common representative of the holders of "CERTIFICATES", ratifies the statements performed in the previous issuances and in this instrument, assumes the obligations and rights derived from this instrument and from the "TRUST RC" and authorizes with his signature the certificate referred in the Fifth clause.

     "THIRTEENTH".- FEES OF THE "COMMON REPRESENTATIVE". The "COMMON REPRESENTATIVE" shall receive the professional fees it has agreed with "RADIO CENTRO" on a separate document.

     "FOURTEENTH".- SUMS MAINTAINED BY "GE CAPITAL". The sum of the yields to which the holders are entitled, as well as the sum of the sale of the common fund, if it occurs, shall be kept by "GE CAPITAL" in the account it maintains with "INDEVAL", without accruing interest on behalf of the "CERTIFICATES" holders until the occurrence of the prescription referred to in article 228 V of the "LGTOC".

     "FIFTEENTH".- NOTICES. In terms of article 228 (o), at the end of the "LGTOC" in force, "GE CAPITAL", the "COMMON REPRESENTATIVE" and the brokerage houses or companies placing the "CERTIFICATES" among the public shall insert on the notices or the respective advertisements the aforementioned agreements.

     "SIXTEENTH".- TRUSTEE'S FEES. "GE CAPITAL" shall charge as professional fees the amounts established in the "TRUST RC". These professional fees shall be borne by "RADIO CENTRO".

     "SEVENTEENTH".- SUBJECTION. For the specific effect of this issuance, we transcribe one part of the Sixth clause of the "TRUST RC", which reads to the letter as follows:

     "To the "BENEFICIARIES" or "HOLDERS OF RC CPO'S" for the simple fact of the acquisition and holding of the "CPO'S RC" issued by the TRUSTEE in terms of this Agreement, shall be subject to the terms, conditions and stipulations contained in this Agreement, in the respective issuance minutes, in the certificates that cover the "CPO'S RC", including expressly the jurisdictional submission agreement set forth in the Nineteenth clause following.

     It shall be deemed that foreign individuals or corporations, foreign entities without legal status, Mexican companies in which foreign capital participates in a majority and persons with "inmigrado" status or permanent resident aliens, due to the simple fact of the acquisition and holding of the "CPO'S RC" issued in terms of this Agreement, agree with the Mexican Government, through the Ministry of Foreign Affaris ("Secretaria de Relaciones Exteriores") to be considered Mexican nationals with regard to the "CPO'S RC" they acquire and of which they are holders, as well as the property, rights, obligations, concessions, shares or interest of which the "TRUSTEE" or "RADIO CENTRO" are the holders, or the rights or obligations derived from the contracts in which the "TRUSTEE" or "RADIO CENTRO" are a party with Mexican authorities, and they agree, by the simple fact of their acquisition and holding, not to invoke, due to this same reason, the protection of their governments, under the penalty, otherwise, of losing the title holding of the "CPO'S RC" in question to the benefit of the Mexican Nation. The "TRUSTEE" shall mention the contents of this clause in the documents and contracts it subscribes in fulfillment of the trust by instructions of the Technical Committee."


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     "EIGHTEENTH".- APPEARANCE OF THE "NATIONAL BANKING AND SECURITIES
COMMISSION". Regarding the statements of Tenth precedent whereas and in fulfillment of the provisions in article 228 (o) of the "LGTOC", the "NATIONAL BANKING AND SECURITIES COMMISSION", hereby appears in this act and whose chairman subscribes this instrument.

     "NINETEENTH".- APPEARANCE OF "GRUPO RADIO CENTRO", SOCIEDAD ANONIMA DE CAPITAL VARIABLE. "RADIO CENTRO" appears in this act in order to assume the obligations established in this instrument, whose attorney-in-fact subscribes the same and evidences his legal status with the document mentioned below.

     "TWENTIETH".- JURISDICTION AND COURTS.- For the interpretation, execution and fulfillment of this minutes, the laws and banking, stock exchange and mercantile uses of Mexico City, Federal District, shall be applicable, and for this the parties who submit themselves expressly and the holders of "CERTIFICATES" shall be equally submitted to the courts of the Federal District, and therefore the former waive their right, and it shall be understood that the latter also waive their right, due to the simple fact of their acquisition of "CERTIFICATES", to any other jurisdiction which, due to their present or future domicile, might correspond to them.

THIRD CLAUSE.- "In view of the amendments to the issuing minutes contained herein and in accordance with the amendments to the "TRUST RC", "GE CAPITAL" substitutes the certificate that cover the "CPO'S RC" with a new certificate that contains these amendments to the issuing minutes".

FOURTH CLAUSE.-"For the interpretation and fulfillment of this deed, the parties expressly submit themselves to the jurisdiction and laws established in the Twentieth clause of the issuing minutes.


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